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                                                                   Exhibit 99.1


                                [CERTICOM LOGO]

ATTENTION BUSINESS/TECHNOLOGY EDITORS:


RESEARCH IN MOTION AND CERTICOM TO ENABLE TRUSTED MOBILE COMMERCE OVER WIRELESS NETWORKS

     Agreement Allows For Large Scale Deployment of Certicom's ECC Technology Across RIM's Full Line of Wireless Handhelds

     HAYWARD, CA., and WATERLOO, ON, July 24 /CNW/ - Certicom (Nasdaq: CERT;
TSE: CIC), a leading provider of mobile e-commerce security, and Research In Motion Limited (TSE: RIM; NASDAQ: RIMM), a world leader in the mobile communications market, today announced an alliance which will enable RIM to utilize Certicom's elliptic curve cryptography (ECC) technology throughout its wireless product offerings, including the new RIM 957 Wireless Handheld(TM). The agreement provides for large-scale deployment of Certicom's high performance, efficient ECC within RIM's leading wireless products enabling mobile commerce applications that require the ability to conduct trusted and secure transactions and communications over the wireless Internet.

     The agreement enables RIM to use Certicom's high performance security products, such as WTLS Plus(TM), SSL Plus(TM) and the Security Builder(R) cryptographic toolkit for a broad range of RIM products. Using Certicom's security technology, RIM's development community can provide secure, end-to-end mobile commerce solutions for a broad range of customers, including carriers,financial institutions, and application service providers.

     As part of the alliance, RIM will use Certicom's ECC technology and include support for Certicom's MobileTrust digital certificates in RIM's handheld security architecture. Supporting Certicom's MobileTrust root key in RIM's handheld security architecture will provide for high-speed digital signature generation on RIM handhelds, which allows both parties in a transaction to identify one another.


     Digital signature verification (customer authentication) is the Internet equivalent of traditional hand-written signatures. Unique to Certicom's MobileTrust security offering will be the ability to provide digital signature capability to the mobile device itself, not only to the server.

     "This agreement with Certicom, a leader in ECC wireless security technology, will enable RIM to provide the market with the secure mobile devices they require for m-commerce transactions," said David Yach, Vice President, Software at Research In Motion. "Certicom has established products that deliver efficient, easy-to-implement solutions that will complement and enhance RIM's market leading wireless solutions."

     RIM Wireless Handhelds(TM) are widely deployed and distributed through leading solution providers including Aether Systems, BellSouth Wireless Data,







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Compaq Computer, Dell Computer, GoAmerica, Motient, PageNet, Rogers AT&T
Wireless, SkyTel as well as various leading Internet Service Providers. In addition to wireless email, personal organizer, paging, intranet and Internet applications, RIM Wireless Handhelds support a broad range of mobile commerce applications, including authenticated transactions for wireless banking, stock trading and consumer purchases

     "Research in Motion is a clear leader in the wireless communications world and we are excited to expand our relationship in order to deploy our trusted ECC security technology within their highly acclaimed products," said Richard Depew, Certicom executive vice president, field operations. "We believe the adoption of Certicom's ECC within the RIM product line is yet another strong endorsement of the technology and the significant performance and efficiency advantages it can offer leading m-commerce OEMs."

     About Elliptic Curve Cryptography

     Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones and smart cards. Certicom's patented implementation of ECC technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two-way pagers.

     About Research in Motion

     Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld(TM) product line, the BlackBerry(TM) wireless email solution, wireless personal computer card adapters, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). Investors may contact investor_relations@rim.net. Customers may contact info@rim.net. Web site: www.rim.net.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm, Inc., BellSouth Wireless Data, RIM, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom, Security Builder, SSL Plus and WTLS Plus are registered trademarks of Certicom Corp. Research In Motion, RIM, RIM Wireless Handheld, RIM 957 and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office.







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All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

     Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, risks related to the year 2000 issue, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

For further information: please contact: for Certicom, Lorraine Kauffman, Public Relations Manager, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050, x 15, jessica@lcomm.com; Pamela Rigler, Lippert / Heilshorn & Associates, Inc.,
(212) 838-3777; for Research In Motion, Rebecca Winter, Public Relations for RIM, Brodeur Worldwide (203) 399-8241, rwinter@brodeur.com.